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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             DAVE & BUSTER'S, INC.
             (Exact name of registrant as specified in its charter)


          Missouri                                            43-1532756
   (State of incorporation                                   (IRS Employer
       or organization)                                  Identification Number)

         2481 Manana Drive
            Dallas, Texas                                        75220
(Address of principal executive offices)                       (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:


   Title of each class                        Name of each exchange on which
   to be so registered                        each class is to be registered

Common Stock, $.01 par value                  New York Stock Exchange, Inc.


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

          Securities Act registration statement file number to which this form
          relates:                       (if applicable)
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          Securities to be registered pursuant to Section 12(g) of the
          Act:

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                                (Title of Class)


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Item 1.   Description of Registrant's Securities to be Registered.

COMMON STOCK, $.01 PAR VALUE

AUTHORIZED CAPITAL STOCK

         Under the Articles of Incorporation of Dave & Buster's, Inc. (the "Company"), the Company's authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and 10,000,000 shares of preferred stock, par value $.01 per share. All of the outstanding shares of Common Stock, which are to be listed on the New York Stock Exchange, Inc. on or about June 4, 1999, are fully paid and nonassessable. Subject to the prior rights of the holders of any shares of preferred stock which subsequently may be issued and outstanding, the holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, dissolution, or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Each holder of Common Stock is entitled to one vote for each share held of record on all matters presented to a vote of stockholders. Holders of Common Stock do not have preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Additional shares of authorized Common Stock may be issued without stockholder approval.

         The Board has the authority to issue shares of preferred stock from time to time in one or more series without stockholder approval. The Board of Directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the dividend rate, and the voting rights, conversion privileges, redemption and liquidation rights, if any, and any other rights, preferences and limitations of the particular series. The Company has no plans to issue any preferred stock. One of the effects of the existence of unissued and unreserved preferred stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than the prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. Further, the issuance of preferred stock could, depending upon the rights assigned to such preferred stock, have an adverse effect on the holders of Common Stock by delaying or preventing a change of control of the Company, making removal of the present management of the Company more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

TRANSFER AGENT

         The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.


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CERTAIN ANTI-TAKEOVER PROVISIONS

         Size of Board, Election of Directors, Classified Board, Removal of Directors and Filling Vacancies. The Articles provide that the number of directors that constitute the Board of Directors shall be fixed from time to time as provided in the Bylaws. The Bylaws provide for a Board of Directors of nine directors and permit the Board of Directors to change the number of directors by a majority vote.

         In order for a stockholder to nominate a candidate for director, the Bylaws require that timely notice be given to the Company in advance of the meeting. Such notice must generally be given not less than 60 days nor more than 90 days before the annual meeting at which such director is to be up for election. The stockholder filing the notice of nomination must provide various information regarding the nominee, including, without limitation, his or her name, address, occupation, and shares held.

         The Articles and Bylaws provide that the Board shall be divided into three classes, with the classes to be as nearly equal in number as possible, and that one class shall be elected each year and serve for a three-year term.

         The Company's Articles do not provide for cumulative voting in the election of directors or for any other matter.

         Missouri law provides that, unless a corporation's articles of incorporation provide otherwise, the holders of a majority of the corporation's voting stock may remove any director from office. The Articles provide that, except as described below, a director may be removed by stockholders only "for cause" and only with the approval of the holders of 85% of the Company's voting stock.

         The Articles provide that, subject to the rights, if any, of the holders of any class of preferred stock then outstanding and except as described below, any vacancies on the Board of Directors, including any vacancies resulting from an increase in the number of directors, shall be filled by the vote of a majority of the remaining directors even if that number is less than a quorum.

         The classification of directors, the advance notice requirements for nominations, and the provisions in the Articles that limit the ability of stockholders to change the size of the Board will have the effect of making it more difficult for stockholders to change the composition of the Board. As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a change in the Board would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believes that such change would be desirable.


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         Limitations on Stockholder Action by Written Consent; Limitations on
Calling Stockholder Meetings. As required by Missouri law, the Bylaws provide that any action by written consent of stockholders in lieu of a meeting must be unanimous. Under the Bylaws, except as described below, stockholders are not permitted to call special meetings of stockholders or to require the Board to call a special meeting of stockholders; a special meeting of stockholders may be called only by a majority of the entire Board of Directors, the Chairman of the Board, or the President. In order for a stockholder to bring a proposal before a stockholder meeting, the Bylaws require that timely notice be given to the Company in advance of the meeting. Ordinarily, such notice must be given not less than 60 days nor more than 90 days before the date of the meeting at which such proposal is to be acted upon. Such notice must include a description of the proposal, the reasons therefor, and other specified matters. The Board must reject any proposals that are not made in accordance with these procedures or that are not a proper subject for stockholder action in accordance with applicable law.

         The provision of the Bylaws requiring unanimity for stockholder action by written consent gives all the stockholders of the Company entitled to vote on a proposed action the opportunity to participate in such action and will prevent the holders of a majority of the voting power of the Company from using the written consent procedure to take stockholder action. Moreover, a stockholder cannot force stockholder consideration of a proposal over the opposition of the Board of Directors by calling a special meeting of stockholders.

         These provisions are designed in part to make it more difficult and time-consuming to obtain majority control of the Board of Directors of the Company or otherwise bring a matter before stockholders without the Board's consent, and thus reduce the vulnerability of the Company to an unsolicited takeover proposal. These provisions are designed to enable the Company to develop its business in a manner which will foster its long term growth, with the threat of a takeover not deemed by the Board to be in the best interests of the Company and its stockholders and the potential disruption entailed by such a threat reduced to the extent practicable. On the other hand, these provisions may have an adverse effect on the ability of stockholders to influence the governance of the Company and on the possibility of stockholders receiving a premium above market price for their securities from a potential acquirer who is unfriendly to management.

         The General and Business Corporation Law of Missouri also contains certain provisions which may have such an effect, including control share acquisition and business combination statutes. Under the control share acquisition statute, a potential acquiror must notify the target corporation that it has acquired or proposes to acquire capital stock ("control shares") of the target corporation which would cause the acquiror to move into one of several defined ranges of voting power (20% to 33%, 33% to 50%, 50% to 100%). Without the approval of both a majority of all shares and a majority of the outstanding shares not owned by the acquiror, officers or employee-directors, the control shares do not receive voting rights.

         Under the business combination statute, a corporation may not engage in any business combination with a 20% stockholder (an "Interested Stockholder") for 5 years following the date


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upon which such person became an Interested Stockholder ("Acquisition Date")
unless the combination or the purchase of stock resulting in the person becoming an Interested Stockholder was approved by the board before the Acquisition Date. After the 5 year period, the Interested Stockholder may effect a combination only if (a) the combination is approved by a majority of the outstanding shares not controlled by the Interested Stockholder, or (b) the aggregate amount of the cash and market value of consideration other than cash to be received by stockholders of the corporation in such combination meets certain fair price criteria.

         The foregoing statutes apply only to corporations which, among other things, have a principal place of business, principal office or substantial assets in Missouri. Whether the Company currently meets this requirement or will meet it is not certain. Therefore, the Company may not be subject to such statutes.

Item 2.      Exhibits.

1   -    Restated Articles of Incorporation of the Company (1)
2   -    By-Laws of the Company (1)
3   -    Rights Agreement between the Company and Rights Agent, dated June 16,
         1995 (1)


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(1)      Filed as an exhibit to the registrant's Form 10-Q for the 13-week period ended April 30, 1995, and incorporated herein by reference.



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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                      DAVE & BUSTER'S, INC.



                                      By:  /s/ Alan L. Murray
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                                          Alan L. Murray
                                          Vice President, General Counsel and
                                          Secretary


Date: May 14, 1999


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